SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                Commission File Number 333-33085

                           NOTIFICATION OF LATE FILING

         (Check One):     [X] Form 10-KSB    [  ] Form 11-K     [  ] Form 20-F
                          [ ] Form 10-Q      [  ] Form N-SAR
For Period Ended:   DECEMBER 31, 2003
                  --------------------------------------------------------------
[  ]   Transition Report on Form 10-KSB     [  ] Transition Report on Form 10-Q
[  ]   Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[  ]   Transition Report on Form 11-K

For the Transition Period Ended:
                                 -----------------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:





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                         PART I. REGISTRANT INFORMATION

Full name of registrant    ALLION HEALTHCARE, INC.
                        --------------------------------------------------------

Former name if applicable



Address of principal executive office (STREET AND NUMBER)

1660 WALT WHITMAN ROAD, SUITE 105

               City, State and Zip Code MELVILLE, NEW YORK 11747

                        PART II. RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c) The accountant's statement or other exhibit required by
         Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

                  The Registrant is currently engaged in certain transactions and management attention has been focused on consummating such transactions. Accordingly, the Registrant could not complete the preparation of its Annual Report on Form 10-KSB for the year ended December 31, 2003 on a timely basis.




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                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

    MICHAEL P. MORAN               (631) 547-6520
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        (Name)                        (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                [ X ] Yes           [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [ X ] Yes           [   ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Subject to completion of the audit, for the year ended December 31, 2003, the Registrant expects to report net sales of approximately $48.2 million as compared to net sales of approximately $27.5 million for the year ended December 31, 2002. The increase in sales was primarily due to the acquisition of Medicine Made Easy ("MME") on May 1, 2003. This acquisition resulted in increased sales of approximately $13.8 million for the period commencing May 1, 2003 through December 31, 2003. Further, the Registrant currently estimates, subject to completion of the audit, a net loss for the year ended December 31, 2003 of approximately $2.95 million as compared to a net loss of approximately $1.04 million for the year ended December 31, 2002 primarily due to an increase in selling, general and administrative expenses, lower gross margins and the acquisition of MME which will result in an increase in the loss per share compared to the prior year.



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  ALLION HEALTHCARE, INC.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      MARCH 30, 2004            By: /S/  MICHAEL P. MORAN
         -----------------               ---------------------------------------
                                         Name:      Michael P. Moran
                                         Title:    Chief Executive Officer




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